Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217223

PROSPECTUS SUPPLEMENT NO. 1 OCTOBER 10, 2017
GRIFFIN CAPITAL ESSENTIAL ASSET REIT II
SUPPLEMENT NO. 1 DATED OCTOBER 10, 2017
TO THE PROSPECTUS DATED SEPTEMBER 20, 2017
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT II, Inc. dated September 20, 2017. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•
the daily net asset value, or "NAV", per share, as determined in accordance with our valuation procedures, for each business day from September 20, 2017 through September 29, 2017, for each of our classes of common stock;

•	a revision to “Suitability Standards”; and

•	a revision to “Description of Shares - IPO Share Redemption Program.”
Daily Pricing Information (unaudited)
Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from September 20, 2017 through September 29, 2017.

Date	NAV per Share

	Class T	Class S	Class D	Class I	Class A	Class AA	Class AAA
September 20-22, 2017	$9.47	$9.47	$9.47	$9.47	$9.47	$9.47	$9.47
September 25-26, 2017	$9.47	$9.47	$9.47	$9.47	$9.48	$9.48	$9.48
September 27-29, 2017	$9.48	$9.48	$9.48	$9.48	$9.48	$9.48	$9.48
On any business day, our share sales are made based on the day's applicable NAV per share. On each business day, our NAV per share for each class of common stock is (1) posted on our website,  www.griffincapital.com, (2) made available on our toll-free, automated telephone line, 1-888-926-2688 and (3) will be available on www.nasdaq.com.

Revision to “Suitability Standards”
The suitability standard for Missouri is hereby removed and replaced with the following:

•	For Missouri Residents - Missouri investors must limit their investment in our securities to 10% of their liquid net worth.

Revision to “Description of Shares - IPO Share Redemption Program”

The third paragraph under “Description of Shares - IPO Share Redemption Program” is hereby removed and replaced with the following:
The redemption price per share will depend on the length of time a stockholder has held such shares as follows: after one year from the purchase date - 90% of the redemption amount (as detailed below); after two years from the purchase date - 95% of the redemption amount; and after three years from the purchase date - 97.5% of the redemption amount. The redemption amount for shares purchased under our IPO share redemption program shall be the lesser of (i) the amount the stockholder paid for their shares or (ii) the NAV of the shares. The NAV to be used for the redemption amount is the NAV per share of the applicable class of shares on the last business day of the quarter in which the redemption is requested. We treat the IPO shares received in the DRP as having the same age of the IPO shares receiving the distribution. After four years from the purchase date, a stockholder will be eligible to utilize our Class T, Class S, Class D and Class I share redemption program instead of participating in our IPO share redemption program and will be able to redeem at 100% of the NAV of the applicable share class. The IPO share redemption program will terminate in January 2021 on the four year anniversary of the termination of our initial public offering.